Mail Stop 4561

April 30, 2010

Anna M. Chagnon
Chief Executive Officer
Bitstream Inc.
500 Nickerson Road
Marlborough, MA 01752

>   **Re: Bitstream Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 31, 2010**
>   **File No. 000-21541**

Dear Ms. Chagnon:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Research and Development, page 13

1.   We note that you "have invested, and expect to continue to invest, significant resources in research and development." Your business discussion should include an estimate of the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities is borne directly by customers. Refer to Item 101(h)(4)(x) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

2.   Please consider expanding your Overview section to provide an executive level overview that provides context for the remainder of the management's discussion and analysis. For example, identify the factors that Bitstream's executives focus on in evaluating financial condition and operating performance. Also, consider addressing the material operations, risks and challenges facing Bitstream and how management is dealing with these issues. In this regard, we note your statement in your press release dated March 22, 2010 that Bitstream continues to invest heavily in mobile browsing technology and that you have developed an "aggressive plan" to grow your Web browsing product line substantially in the next year. Refer to Release No. 33-8350.

Results of Operations

Year Ended December 31, 2009 Compared To Year Ended December 31, 2008, page 32

3.   You state that you experienced decreases in revenue from software licenses across all product lines and that the net decrease was due to decreases in the volume and variety of fonts and publishing products licensed during the first six months of 2009. You also disclose that revenues from services decreased. We note your disclosure on page 19 that you may have experienced increased pricing pressures as a result of the adverse economic conditions. Please tell us whether the decreases in revenue were materially impacted by changes in price as well as by changes in volume. If so, it appears that a discussion of the effect of pricing pressures on your results of operations is warranted. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note (1) Operations and Significant Accounting Policies

(d) Revenue Recognition, page F-7

4.   We note that one of the sources of your revenue is hosting. Please describe your hosting arrangements and discuss how revenue is recognized, including your consideration of ASC 985-605-55-121 through 125 and other guidance, as applicable.

Multiple-element arrangements, page F-7

5.   Please confirm whether the substantive renewal rate approach has been consistently applied in determining vendor-specific objective evidence ("VSOE") of fair value of maintenance services. In this regard, the wording of your disclosure suggests that an alternative approach may also be used. When VSOE is based on stated renewal rates please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Additionally, please describe how you establish VSOE of maintenance when the customer contract does not contain a substantive renewal clause. If VSOE is based on stand-alone sales, please provide the volume and range of stand-alone sales used to establish VSOE.

Note (3) Income Taxes, page F-13

6.   We note that the "Other" line item in the tax rate reconciliation on page F-14 appears to have significantly impacted your effective tax rate for fiscal 2009. Please provide us with a breakdown of the components of this line item. As part of your response, tell us how you considered providing further quantitative breakdown of this line item and tell us how you considered providing a qualitative discussion explaining the nature of the items included in this line item. See Rule 4-08(h)(2) of Regulation S-X and ASC 740-10-50-14**.**

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief